March 11, 2021

Via EDGAR

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549-7010 USA

Re:	InMed Pharmaceuticals Inc.
Registration Statement on Form S-1
Filed March 5, 2021
File No. 333-253925

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended (the “Securities Act”), InMed Pharmaceuticals Inc. (the “Company”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) accelerate the effective date of the above-referenced Registration Statement (the “Registration Statement”) to March 15, 2021 at 5:00 p.m. (Eastern) or as soon thereafter as is practicable.

The Company also requests the Commission confirm the effective date and time of the Registration Statement in writing.

INMED PHARMACEUTICALS INC.

By:	/s/ Bruce Colwill
Name: Bruce Colwill Title: Chief Financial Officer

InMed Pharmaceuticals Inc, #310-815 West Hastings St., Vancouver, BC, Canada, V6C-1B4

www.inmedpharma.com Tel. 604.669.7207 Fax. 778.945.6800